UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42734

Ten-League International Holdings Limited

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 6, 2026, the board of directors of Ten-League International Holdings Limited, a Cayman Islands exempted company (the “Company”), approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), such that (a) every ten (10) issued ordinary shares of a par value of $0.000025 each will be combined into one (1) issued ordinary share of a par value of $0.00025 each and (b) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$500,000 divided into 2,000,000,000 ordinary shares with a par value of US$0.00025 each.

The Company’s ordinary shares expect to begin trading on a post-split basis on the Nasdaq Stock Market LLC on May 1, 2026, under the current symbol “TLIH”. The new CUSIP number following the Reverse Share Split is G8763W201. A copy of the Company’s Amended M&A is attached hereto as Exhibit 3.1.

On April 29, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

1

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association.
99.1	Press Release.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ten-League International Holdings Limited

Date: April 29, 2026	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

3